Amendment No. 7
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1
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CUSIP No.  848907 20 1
Item 1:   Reporting Person -  Vincent W. Shiel/The Amended
                              Vincent W. Shiel Revocable Trust
                              dated January 18, 1989
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   470,051
Item 8:   101,949
Item 9:   470,051
Item 10:  101,949
Item 11:  572,000
Item 13:  12.2%
Item 14:  IN/00


CUSIP NO.  848907 20 1
Item 1:   Reporting Person -  Helen M. Shiel/The Helen M. Shiel
                              Revocable Trust dated January 23,
                              1989
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   101,949
Item 8:   470,051
Item 9:   101,949
Item 10:  470,051
Item 11:  572,000
Item 13:  12.2%
Item 14:  IN/00


CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Ralph E. Heyman, individually, and
                              as trustee under various trusts for
                              the benefit of Vincent W. Shiel and
                              Helen M. Shiel and their children
                              and grandchildren
Item 2:   (b) Disclaims membership in a group
Item 4:   PF/00
Item 6:   United States
Item 7:   401,725
Item 8:   0
Item 9:   401,725
Item 10:  0
Item 11:  401,725
Item 13:  8.6%
Item 14:  IN/00
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Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Pursuant to Rule 13d-4, each person filing hereunder expressly declares that the filing of this statement shall not be construed as an admission that he or she is the beneficial owner of any securities covered by this statement other than as follows:

          (i) Vincent W. Shiel, as Trustee of the Vincent W. Shiel Revocable Trust, is the beneficial owner of 470,051 shares of Common Stock. Vincent W. Shiel, as the spouse of Helen M. Shiel, is the beneficial owner of 101,949 shares of Common Stock which are held in the name of Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Vincent W. Shiel is 572,000.

          (ii) Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust, is the beneficial owner of 101,949 shares of Common Stock. Helen M. Shiel, as the spouse of Vincent W. Shiel, is the beneficial owner of the 470,051 shares of Common Stock which are held in the name of Vincent W. Shiel, as Trustee of the Vincent W. Shiel Revocable Trust. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Helen M. Shiel is 572,000.

          (iii) Ralph E. Heyman, as Trustee under various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, is the beneficial owner of 399,725 shares of Common Stock. Mr. Heyman, individually, owns 2,000 shares of Common Stock.

     (b)  Sole Power to Vote and Dispose of Common Stock

          (i)   Vincent W. Shiel, as Trustee under the Vincent W.
                Shiel Revocable Trust, has the sole power to vote and dispose of 470,051 shares of Common Stock.

          (ii)  Helen M. Shiel, as Trustee under the Helen M.
                Shiel Revocable Trust, has sole power to vote and dispose of 101,949 shares of Common Stock.

          (iii) Ralph E. Heyman, individually, and as Trustee under various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, has sole power to vote and dispose of 401,725 shares of Common Stock.

          Shared Power to Vote and Dispose of Common Stock
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          (i)   Vincent W. Shiel has the shared power to vote and
                dispose of 101,949 shares of Common Stock held by the Helen M. Shiel Revocable Trust.

          (ii) Helen M. Shiel has the shared power to vote and dispose of the 470,051 shares of Common Stock held by the Vincent W. Shiel Revocable Trust.

     (c)  (i)   As part of the exercise of the underwriter's
                overallotment option in a registered public offering of the common shares of the issuer that was consummated on March 13, 1998, Vincent W.
                Shiel sold 55,800 common shares of the issuer at $6.50 per share and Helen M. Shiel, Dr. Shiel's wife, sold 9,847 common shares of the issuer at $6.50 per share.

          (ii) As part of the exercise of the underwriter's overallotment option in a registered public offering of the common shares of the issuer that was consummated on March 13, 1998, Helen M. Shiel sold 9,847 shares of the issuer at $6.50 per share and Vincent W. Shiel, Helen M. Shiel's spouse, sold 55,800 shares of the issuer at $6.50 per share.

          (iii) As part of the exercise of the underwriter's overallotment option in a registered public offering of the common shares of the issuer that was consummated on March 13, 1998, Ralph E. Heyman, as Trustee under various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, sold 52,235 shares of the issuer at $6.50 per share.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                VINCENT W. SHIEL

                                Vincent W. Shiel

Date: March 20, 1998




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                HELEN M. SHIEL

                                Helen M. Shiel

Date:  March 20, 1998






     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                RALPH E. HEYMAN

                                Ralph E. Heyman

Date:  March 20, 1998